SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Align Technology, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    016255101
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[_] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,543,045 shares, which constitutes approximately 4.2% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 60,628,658 shares outstanding.

CUSIP No. 016255101
--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Oak Hill Capital Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization: Delaware


--------------------------------------------------------------------------------
                                5.      Sole Voting Power: 2,479,489 (1)
Number of
Shares                          ------------------------------------------------
Beneficially                    6.      Shared Voting Power: -0-
Owned By
Each                            ------------------------------------------------
Reporting                       7.      Sole Dispositive Power:  2,479,489 (1)
Person
With                            ------------------------------------------------
                                8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,479,489
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9): 4.1%


--------------------------------------------------------------------------------
12.      Type of Reporting Person: PN


--------------------------------------------------------------------------------
------------------------
(1)  Power is exercised through its general partner, OHCP GenPar, L.P.

CUSIP No. 016255101
--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Oak Hill Capital Management Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization: Delaware


--------------------------------------------------------------------------------
                                5.      Sole Voting Power: 63,556 (1)
Number of
Shares                          ------------------------------------------------
Beneficially                    6.      Shared Voting Power: -0-
Owned By
Each                            ------------------------------------------------
Reporting                       7.      Sole Dispositive Power:  63,556 (1)
Person
With                            ------------------------------------------------
                                8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         63,556
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9): 0.1%


--------------------------------------------------------------------------------
12.      Type of Reporting Person: PN


--------------------------------------------------------------------------------
------------------------
(1)  Power is exercised through its general partner, OHCP GenPar, L.P.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 5, 2002, as amended by Amendment No. 1 dated November 26, 2002 and Amendment No. 2 dated December 31, 2003 (the "Schedule 13G"), relating to the Common Stock, par value $0.0001 per share (the "Stock"), of Align Technology, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.


ITEM 4.    OWNERSHIP.

Item 4 is hereby amended and restated in its entirety as follows:

 (a) - (b)

REPORTING PERSONS

By virtue of the Stock Purchase Agreement, OHCP and OHCMP may be deemed to be a group with the other Investors within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Stock beneficially owned by the other Investors. OHCP and OHCMP disclaim such beneficial ownership.

OHCP

The aggregate number of shares of the Stock that OHCP owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,479,489, which constitutes approximately 4.1% of the outstanding shares of the Stock.

OHCMP

The aggregate number of shares of the Stock that OHCMP owns beneficially, pursuant to Rule 13d-3 of the Act, is 63,556, which constitutes approximately 0.1% of the outstanding shares of the Stock.

CONTROLLING PERSONS

OHCP GenPar

Because of its position as general partner of each of OHCP and OHCMP, OHCP GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,543,045 shares of the Stock, which constitutes approximately 4.2% of the outstanding shares of the Stock.

OHCP MGP

Because of its position as general partner of OHCP GenPar, OHCP MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,543,045 shares of the Stock, which constitutes approximately 4.2% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

REPORTING PERSONS

OHCP

Acting through its general partner, OHCP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,479,489 shares of the Stock.

OHCMP

Acting through its general partner, OHCMP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 63,556 shares of the Stock.

CONTROLLING PERSONS

OHCP GenPar

As the general partner of OHCP and of OHCMP, GenPar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,543,045 shares of the Stock.

OHCP MGP

As the general partner of OHCP GenPar, OHCP MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,543,045 shares of the Stock.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 10.      CERTIFICATIONS

Not applicable.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED:  February 9, 2005


                                   OAK HILL CAPITAL PARTNERS, L.P.

                                   By:  OHCP GENPAR, L.P., general partner
                                   By:  OHCP MGP, L.L.C., general partner

                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

                                   By:  OHCP GENPAR, L.P., general partner
                                   By:  OHCP MGP, L.L.C., general partner

                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President